84, Namdaemoon-ro, Jung-gu,
Seoul 04534, Korea
Tel: 822 2073 2844
Fax: 822 2073 2848

September 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie L. Sullivan
Senior Technical & Policy Advisor Office of Financial Services Division of Corporation Finance

Re:	KB Financial Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2016 Filed April 24, 2017 Form 6-K filed August 14, 2017 File No. 000-53445

Dear Ms. Sullivan:

Reference is made to your letter dated September 21, 2017 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016, which was filed with the Commission on April 24, 2017 and (ii) the Company’s report on Form 6-K filed with the Commission on August 14, 2017. The Comment Letter specified that a response was to be provided within ten business days or, alternatively, that the Company inform the Staff of when it will provide a response.

In order to respond more fully to the Comment Letter, the Company would be grateful for the opportunity to gather additional facts and to engage in a more detailed review and discussion of the comments raised by the Staff. The Company believes that it will be able to provide its responses to the Staff by no later than October 20, 2017. Accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter by October 20, 2017.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 2

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact Heather Park of the Company’s Investor Relations Department at +822-2073-2844 (fax: +822-2073-2848; e-mail: heather.park@kbfg.com), or Yong G. Lee of Cleary Gottlieb Steen & Hamilton LLP, the Company’s outside counsel, at +822-6353-8010 (fax: +822-6353-8099; e-mail: ylee@cgsh.com).

Sincerely,

/s/ Jae Keun Lee
Jae Keun Lee
Managing Director and Chief Financial Officer

cc:	Marc Thomas
Senior Staff Accountant
Division of Corporation Finance

Yong G. Lee
Cleary Gottlieb Steen & Hamilton LLP